NET-BASED MEDIA, INC.
                   1422 Chestnut Street, Suite #410
                        Philadelphia, PA 19102
                      Telephone: (215) 569-9176
                      Facsimile: (215) 569-4710



September 18, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  Withdrawal of Registration Statement on Form SB-2
          File No. 333-60834

Dear Sir or Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that its Registration Statement on Form SB-2 be withdrawn from registration immediately due to deficiencies in the Registration Statement.

                              Sincerely,

                              /s/ Michael C. Tay
                              ------------------
                              Michael C. Tay
                              President